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20004487

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68884

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Structura Group, Ltd

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

344 N. Old Woodward Avenue, Suite 303

(No. and Street)

Birmingham	MI	48009
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris Price (248) 705 4895

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY LLP

(Name – *if individual, state last, first, middle name*)

Executive Park 7th Floor, 4 Tower Pl	Albany	NY	12207
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section

FEB 2 5 2020

Washington DC

415

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Christopher Price, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Structura Group, Ltd, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KIMBERLY McENANEY
Notary Public - Notary Seal
State of Missouri
Commissioned for Platte County
My Commission Expires: April 20, 2021
Commission Number: 13699380

Signature

Principal, Chief Compliance Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STRUCTURA GROUP, LTD.

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

As of and for the year ended December 31, 2019

STRUCTURA GROUP, LTD.

TABLE OF CONTENTS

UHY LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Structura Group, Ltd.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Structura Group, Ltd. (the "Company") as of December 31, 2019, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Structura Group, Ltd. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Structura Group, Ltd.'s management. Our responsibility is to express an opinion on Structura Group, Ltd.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Structura Group, Ltd. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

UHY LLP
Certified Public Accountants

Auditor's Report on Supplemental Information

The Computation of Net Capital under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Structura Group, Ltd.'s financial statements. The supplemental information is the responsibility of Structura Group, Ltd.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital under Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

UHY LLP

We have served as Structura Group, Ltd.'s auditor since 2012.

Albany, New York
February 19, 2020

Structura Group, Ltd.
STATEMENT OF FINANCIAL CONDITION
December 31, 2019

ASSETS		
CURRENT ASSETS		
Cash	$	58,438
Related Party Receivable		9,086
Prepaid expenses		1,232
TOTAL CURRENT ASSETS		68,756
PROPERTY AND EQUIPMENT		
Computer equipment		5,065
Furniture and fixtures		19,543
Office electronics		4,867
		29,475
Less accumulated depreciation		(21,484)
		7,991
LEASE RIGHT OF USE ASSET		86,132
Less accumulated amortization		(37,663)
		48,469
OTHER ASSETS		5,194
TOTAL ASSETS	$	130,410
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	$	-
Lease Liability		40,618
TOTAL CURRENT LIABILITIES		40,618
LONG-TERM LIABILITIES		
Lease Liability		6,897
TOTAL LIABILITIES		47,515
STOCKHOLDERS' EQUITY		
Common Stock, no par value authorized 60,000 shares, issued and outstanding 1,000 shares		-
Retained Earnings		82,895
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	130,410

See notes to the financial statements

Structura Group, Ltd.
STATEMENT OF INCOME
December 31, 2019

REVENUE	$	300,000
OPERATING EXPENSES		200,489
NET INCOME	$	99,511

See notes to the financial statements

Structura Group, Ltd.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
December 31, 2019

	Common Stock	Retained Earnings	Total
BALANCE, JANUARY 1, 2019	$ -	$ 83,384	$ 83,384
DISTRIBUTIONS	-	(100,000)	(100,000)
NET INCOME	-	99,511	99,511
BALANCE, DECEMBER 31, 2019	$ -	$ 82,895	$ 82,895

See notes to the financial statements

Structura Group, Ltd.
STATEMENT OF CASH FLOWS
December 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	99,511
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation		3,250
Amortization of Lease Right of Use Asset		37,663
Loss on Disposal of Equipment		1,815
(Increase) decrease in:		
Related party receivable		5,737
Prepaid expenses		3,853
Increase (decrease) in:		
Accounts Payable		(1,250)
Lease Liabilities		(38,617)
NET CASH PROVIDED BY OPERATING ACTIVITIES		111,962
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of Equipment		(5,065)
NET CASH USED BY INVESTING ACTIVITIES		(5,065)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to Stockholders		(100,000)
NET CASH USED BY FINANCING ACTIVITIES		(100,000)
NET CHANGE IN CASH		6,897
CASH AT BEGINNING OF YEAR		51,541
CASH AT END OF YEAR	$	58,438
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Non-Cash Activities related to Operating Leases		
New Right of Use Asset	$	86,132
New Lease Liability	$	(86,132)

See notes to the financial statements

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Company is a broker-dealer located in Birmingham, Michigan regulated and registered by the U.S. Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority, Inc. ("FINRA") as a non-carrying broker-dealer under Section 15(b) of the Securities Exchange Act of 1934 and engaged in:

A. Mergers and acquisition advisory services; and

B. Structuring private securities offerings and the sale of private placement securities as part of primary offerings; and

C. Business advisory services to a Related Party

The firm operates pursuant to Sec Rule 15(c) 3-3(k)(2)(i) under the customer protection rule and does not hold customer funds or safe keep customer securities. The Company does not hold any client money in its bank accounts or in escrow.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures. Actual results could differ from those estimates.

Related Party Receivable

Related party receivables are stated at the amount management expects to collect from balances outstanding at year-end. Based on management's assessment of the credit history with customers having outstanding balances and current relationships with them, it has concluded that realization losses on balances outstanding at year-end are immaterial.

Revenue Recognition

The Company receives commissions and advisory fees as compensation for its business advisory and mergers and acquisition advisory services and placement of private securities offerings. Commission and advisory fee revenues are recorded as earned.

The Company follows ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract (c) determine the transaction price (d) allocate the transaction price to the performance obligations in the contract and (e) recognize revenue, when (or as) the entity satisfies a performance obligation.

During 2019 the Company received no revenues from either mergers and acquisition advisory services or private securities offerings.

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Leases

Effective January 1, 2019 the Company adopted ASC Topic 842, Leases ("ASC Topic 842") which requires lessees to recognize assets and liabilities on the balance sheet for leases with lease terms greater than 12 months and provide enhanced disclosures. The Company has utilized a modified retrospective transition approach. Consequently, financial information was not updated, and the disclosures required under the new standard were not provided for dates and periods before January 1, 2019. ASC Topic 842 includes optional transition practical expedients intended to simplify its adoption and the Company has adopted the package of practical expedients, which allowed us to retain the historical lease classification determined under legacy GAAP. For more information regarding the Company's lease, see Note 5.

Income Tax

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

The Company follows the provisions of Income Taxes Topic of the FASB Accounting Standards Codification ("ASC"). As a result, the Company applies a more-likely-than not recognition threshold for all tax uncertainties. Generally accepted accounting principles only allow the recognition of those tax benefits that have a greater than fifty percent likelihood of being sustained upon examination by the taxing authorities. The Company's management has reviewed the Company's tax positions and determined there were no outstanding tax positions that would not be sustained upon examination by the taxing authorities. Based on its evaluation, the Company has concluded that there are no significant uncertain tax positions requiring recognition in its financial statements.

NOTE 2 - PROPERTY AND EQUIPMENT

Property and equipment are carried at cost. Depreciation of property and equipment is provided using the straight-line method for financial reporting purposes at rates based on the following estimated useful lives:

Office Electronics	10 Years
Computer and Software	10 Years
Furniture and Fixtures	10 Years

Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

NOTE 3 – RELATED PARTY TRANSACTIONS

During the year ended December 31, 2019 the Company received 100% of its revenue from a related party through common ownership for advisory services rendered.

During the year ended December 31, 2019, the Company incurred $132,439 for expenses to related parties of which $132,439 was reimbursed. At December 31, 2019, $9,086 is due from a related party for reimbursement of expenses.

NOTE 4 – OTHER ASSETS

At December 31, 2019, Other Assets totaled $5,194 and consisted of a rent deposit of $5,194.

NOTE 5 - LEASING ARRANGEMENTS

As described in Note 1, the Company adopted ASC 842 effective January 1, 2019. The Company has a single operating lease for office space, which expires on March 31, 2020 with an option to extend through March 31, 2021. The Company does not have any finance leases.

Upon adoption of ASC 842, the Company recognized an initial operating lease liability totaling $86,132, with corresponding right of use asset. Lease liability and right of use asset have been calculated as the present value of the remaining minimum rental payments, assuming the Company will exercise its option to extend. The Company's lease does not provide an implicit rate nor does the Company have any borrowing, therefore in determining the present value of the lease payments, it used the risk free rate of 2.52% based on the 2 Year Treasury Bill rate at adoption of ASC 842.

The following table details the components of the operating lease right of use asset and lease liability in the Statement of Financial Condition at December 31, 2019.

December 31, 2019	
Lease Right of Use Asset	$48,469
Lease Liability, Current	$40,618
Lease Liability, Non-Current	6,897
Total Lease Liability	$47,515

Lease expense of $39,371 has been recognized on a straight-line basis, and along with $423 of maintenance expenses, a total of $39,794 is included in Operating Expenses in the Company's Statement of Income. Lease payments in the current year totaled $40,326. Minimum future rental payments under this lease are as follows:

Years Ended	
December 31, 2020	$41,342
December 31, 2020	$6,918
Total Minimum Payments required	$48,260
Less: Interest	(745)
Present Value of Lease Payments	$47,515

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform Net Capital Rule (SEC Rule 15c 3-1) which requires the maintenance of minimum net capital of 6-2/3% of aggregate indebtedness but not less than $5,000 and that the ratios of aggregate indebtedness to net capital as defined shall not exceed 15 to 1. At December 31, 2019 the Company had net capital as defined of $58,438 which was $53,438 in excess of its minimum required net capital of $5,000 at December 31, 2019. The Company's ratio of aggregate indebtedness to net capital was 0% at December 31, 2019.

NOTE 7 – SUBSEQUENT EVENTS

The Company has performed a review of events subsequent to December 31, 2019 through February 19, 2020 the date the financial statements were available to be issued.

Structura Group, Ltd.
SCHEDULE 1
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES EXCHANGE COMMISSION
December 31, 2019

NET CAPITAL		
Total Equity Qualified for Net Capital	$	82,895
DEDUCTIONS AND/OR CHARGES		
Non-Allowable Assets		
Related Party Receivable		(9,086)
Furniture/Fixture/Equipment		(7,991)
Prepaid Expenses		(1,232)
Other Assets		(6,148)
TOTAL NON-ALLOWABLE ASSETS		(24,457)
NET CAPITAL		58,438
MINIMUM NET CAPITAL REQUIREMENT		5,000
EXCESS NET CAPITAL	$	53,438

Note: Certain numbers in the detailed calculation have changed but do not impact net capital or excess capital calculation. There are no material differences between the audited computation of Net Capital above and the corresponding schedule included in Structura Group Ltd.'s unaudited December 31, 2019 Part II A, Focus Filing.

UHY LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Structura Group, Ltd.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Structura Group, Ltd. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Structura Group, Ltd. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) Structura Group, Ltd. stated that Structura Group, Ltd. met the identified exemption provisions throughout the most recent fiscal year without exception. Structura Group, Ltd.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Structura Group, Ltd.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

UHY LLP

Albany, New York
February 19, 2020

Structura Group, Ltd.
EXEMPTION REPORT
Year Ended December 31, 2019

To Whom It May Concern:

Structura Group, Ltd (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

- The Company claimed an exemption from 17 C.F.R §240.15c3-3 under paragraph 17 C.F.R §240.15c3-3(k)(2)(i) for the fiscal year ended December 31, 2019.

- Structura Group, Ltd. is exempt from the provisions of 17 C.F.R §240.15c3-3 because it meets conditions set forth in paragraph (k)(2)(i) of the rule, of which, the identity of the specific conditions are as follows:

  ► The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates any financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)."

- The Company has met the identified exemption provisions in 17 C.F.R §240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

- The Company has not recorded any exceptions to the exemption for the year ended December 31, 2019.

The above statement is true and correct to the best of my and the Firm's knowledge and belief.

Signed: Chris Price
Christopher Price, Principal

Date: February 19, 2020